UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Echo Healthcare Acquisition Corp.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

27876C107
(CUSIP Number)

Joshua Kanter
President of Chicago Investments, Inc.
(managing member of Echo Warrant Acquisition, LLC)
Chicago Investments, Inc.
8000 Towers Crescent Drive, Suite 1300
Vienna, Virginia 22182
Telephone: (703) 448-7688

Copies to:
Mr. Richard H. Miller
Powell Goldstein LLP
1201 West Peachtree Street, NW
Fourteeth Floor
Atlanta, Georgia 30309
Telephone: (404) 572-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 2787C107                                                                                                                       13D                                                                                                                            Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS: Echo Warrant Acquisition, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,344 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 2787C107                                                                                                                       13D                                                                                                                            Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS: Chicago Investments, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 449,815 Shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 449,815 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,815 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 2787C107                                                                                                                       13D                                                                                                                            Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS: Gene E. Burleson I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 357,907 Shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 357,907 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,907 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 2787C107                                                                                                                       13D                                                                                                                            Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS: Gary A. Brukardt I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,449 Shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 123,449 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,449 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 2787C107                                                                                                                       13D                                                                                                                            Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS: Richard O. Martin I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,173 Shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 169,173 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,173 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 2787C107                                                                                                                       13D                                                                                                                            Page 7 of 12 Pages

Item 1.  Security and Issuer.

The name of the issuer is Echo Healthcare Acquisition Corp., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 8000 Towers Crescent Drive, Suite 1300, Vienna, Virginia 22182. The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of the Company, par value $.0001 per share (the “Common Stock”).

Item 2.  Identity and Background.

(a)
The names of the persons filing this Schedule 13D are Echo Warrant Acquisition, LLC, a Delaware limited liability company; Chicago Investments, Inc., a Delaware corporation; Gene E. Burleson; Gary A. Brukardt; and Richard O. Martin (collectively, the “Reporting Persons”).

(b)	The business address of the Messrs. Burleson, Brukardt and Martin and the address of the principal place of business of Echo Warrant Acquisition, LLC and Chicago Investments, Inc. is:

8000 Towers Crescent Drive
Suite 1300
Vienna, Virginia 22182.

The principal business of Echo Warrant Acquisition, LLC is to purchase warrants of the Company pursuant to the agreements between Mr. Joel Kanter and Messrs. Brukardt, Burleson and Martin and Chicago Investments in which they agreed to act as Mr. Kanter’s designees for the purpose of purchasing the Company’s warrants in accordance with the agreement between Mr. Kanter and Morgan Joseph & Co. Inc. as described in the Company’s amended registration statement on Form S-1 filed with the Securities and Exchange Commission on March 8, 2006.

The principal business of Chicago Investments, Inc. is to invest in either public or private companies.

Chicago Investments, Inc. is controlled by Chicago Holdings, Inc. Chicago Holdings, Inc. is controlled by trusts established for the benefit of the Kanter family (consisting generally of the descendants of Beatrice and Morris Kanter and Henry and Helen Krakow). The principal business of Chicago Holdings, Inc. is to invest in either public or private companies. The address of the principal place of business of Chicago Holdings, Inc. and the business address of its officers and the officers of Chicago Investments, Inc. is:

8000 Towers Crescent Drive
Suite 1300
Vienna, Virginia 22182.

CUSIP No. 2787C107                                                                                                                       13D                                                                                                                            Page 8 of 12 Pages

The executive officers and directors of Chicago Investments, Inc. are Joshua S. Kanter (Director and President), Solomon A. Weisgal (Director), Robert F. Mauer (Vice President and Treasurer), Linda Gallenberger (Secretary).

The executive officers and directors of Chicago Holdings, Inc. are Joshua S. Kanter (Director and President), Solomon A. Weisgal (Director), Robert F. Mauer (Vice President and Treasurer), Linda Gallenberger (Secretary).

(c)	Dr. Martin is retired.

Mr. Burleson’s principal occupation is as Chief Executive Officer of the Company and Chairman of the Board of Directors of the Company.

Mr. Brukardt’s principal occupation is as a consultant. His principal business address is:

5618 Hillsboro Road,
Nashville, Tennessee 37215.

The principal occupations of the executive officers and directors of Chicago Investments, Inc. and Chicago Holdings, Inc. are as follows: Joshua S. Kanter, attorney; Robert F. Mauer, financial officer, Chicago Financial, Inc.; Linda Gallenberger, tax manager, Chicago Financial, Inc.; Solomon A. Weisgal, investor.

(d)
and (e): During the past five years, none of the Reporting Persons and none of the directors and executive officers of Chicago Investments, Inc. and Chicago Holdings, Inc. have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Messrs. Burleson, Brukardt, Martin and the directors and executive officers of Chicago Investments, Inc. and Chicago Holdings, Inc. is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

All of the shares of the Company’s Common Stock subject to reporting on this Schedule 13D were sold to Messrs. Burleson, Brukardt and Martin and Chicago Investments, Inc. pursuant to their formation of the Company. All of the Company’s warrants to purchase Common Stock (“Warrants”) described herein are listed on the OTC Bulletin Board and were purchased by Echo Warrant Acquisition, LLC by a broker representative from third parties. The members of Echo Warrant Acquisition, LLC are Messrs. Burleson, Brukardt and Martin and Chicago Investments, Inc. Messrs. Burleson, Brukardt and Martin provided the funds used to purchase the Warrants to Echo Warrant Acquisition, LLC from their respective personal funds. Chicago Investments, Inc. provided the funds used to purchase the Warrants to Echo Warrant Acquisition, LLC from its working capital. The total amount of funds that Echo Warrant Acquisition, LLC plans to use to purchase Warrants is $300,000.

CUSIP No. 2787C107                                                                                                                       13D                                                                                                                            Page 9 of 12 Pages

Item 4.  Purpose of Transaction.

The Reporting Persons acquired for investment purposes all of the shares of the Company's Common Stock and Warrants of which they are deemed to be a beneficial owner.

(a)
The Reporting Persons plan to acquire future Warrants of the Company as designees of Mr. Kanter pursuant to the agreement between Mr. Kanter and Morgan Joseph & Co. Inc. as described in the Company’s amended registration statement on Form S-1 filed with the Securities and Exchange Commission on March 8, 2006.

(b)	The Reporting Persons have no present plans or proposals which relate to or would result in an extraordinary corporate transaction involving the Company.

(c)	The Reporting Persons have no present plans or proposals which relate to or would result in a sale or transfer of a material amount of the Company’s assets.

(d)
The Reporting Persons have no present plans or proposals which relate to or would result in any changes in composition of the Company’s present board of directors, senior management, personnel or their compensation or in the number or term of directors.

(e)	The Reporting Persons have no present plans or proposals which relate to or would result in any changes in the Company’s present capitalization or dividend policy of the Company.

(f)	The Reporting Persons have no present plans or proposals which relate to or would result in any other material change in the Company’s business or corporate structure.

(g)
The Reporting Persons have no present plans or proposals which relate to or would result in changes in the Company’s charter, bylaws or other governing instruments which may impede the acquisition of control of the Company by any person.

(h)	The Reporting Persons have no present plans or proposals which relate to or would result in causing any of the Company’s securities to be delisted from a national securities exchange.

CUSIP No. 2787C107                                                                                                                       13D                                                                                                                          Page 10 of 12 Pages

(i)
The Reporting Persons have no present plans or proposals which relate to or would result in a class of securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)	The Reporting Persons have no present plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)
The Reporting Persons beneficially own 1,100,344 shares of Common Stock of the Company, representing approximately 12.6% of the total outstanding shares of Common Stock. The Reporting Persons also beneficially own 322,000 Warrants of the Company.

(b)	Mr. Burleson has sole voting and dispositive power with respect to 357,907 shares of Common Stock of the Company.

Mr. Brukardt has sole voting and dispositive power with respect to 123,449 shares of Common Stock of the Company.

Mr. Martin has sole voting and dispositive power with respect to 169,173 shares of Common Stock of the Company.

Chicago Investments, Inc. has sole voting and dispositive power with respect to 449,815 shares of Common Stock of the Company.

Echo Warrant Acquisition, LLC does not have sole voting and dispositive power with respect to any shares of Common Stock of the Company.

(c)
Echo Warrant Acquisition, LLC purchased 322,000 Warrants of the Company in the period beginning June 6, 2006 and ending July 12, 2006 in private sales in connection with the individual agreements of Messrs. Burleson, Brukardt and Martin and Chicago Investments, Inc. to serve as designees of Mr. Kanter for purposes of purchasing warrants pursuant to the agreement between Mr. Kanter and Morgan Joseph & Co. Inc.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 2787C107                                                                                                                       13D                                                                                                                          Page 11 of 12 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons plan to acquire future Warrants of the Company as designees of Mr. Kanter pursuant to the agreement between Mr. Kanter and Morgan Joseph & Co. Inc. as described in the Company’s amended registration statement on Form S-1 filed with the Securities and Exchange Commission on March 8, 2006.

Item 7.  Material to be Filed as Exhibits.

        Not applicable.

CUSIP No. 2787C107                                                                                                                       13D                                                                                                                          Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2006                                          ECHO WARRANT ACQUISITION, LLC

                       By: /s/ Joshua Kanter
                      Joshua Kanter
                      President of Chicago Investments, Inc.
                      (managing member of Echo Warrant Acquisition, LLC)

                        CHICAGO INVESTMENTS, INC.

                        By: /s/ Joshua Kanter
                       Joshua Kanter
                       President of Chicago Investments, Inc.

                        GENE E. BURLESON

                        By: /s/ Gene E. Burleson
                       Gene E. Burleson

                        GARY A. BRUKARDT

                        By: /s/ Gary A. Brukardt
                       Gary A. Brukardt

                        RICHARD O. MARTIN

                        By: /s/ Richard O. Martin
                       Richard O. Martin